August 23, 2007

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Attention: Ms. Kathleen Collins, Accounting Branch Chief
Mr. Patrick Gilmore, Staff Accountant

Re:	Southridge Technology Group, Inc. Current Report on Form 8-K Filed August 20, 2007 File No. 000-52454

Ladies and Gentlemen:

This letter is being filed in response to the comments received from the Securities and Exchange Commission (the “Staff”) by letter dated August 21, 2007 (the “Staff Letter”).

Southridge Technology Group, Inc. (the “Company”) acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 20, 2007 (the “Current Report”); (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Staff from taking any action with respect to the Current Report; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Staff or any person under the federal securities laws of the United States.

Sincerely,

/s/ Daniel Chen

Daniel Chen
Chief Executive Officer